PAGE 1 OF 4 PAGES


                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 10)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         April 10, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103

                                            PAGE 2 OF 4 PAGES


1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G.C. Associates Holdings Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                901,961 SHARES
BENEFICIALLY             -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                   0    SHARES
PERSON WITH              -------
                    9. SOLE DISPOSITIVE POWER
                         901,961 SHARES
                         -------
                    10. SHARED DISPOSITIVE POWER
                            0    SHARES
                         -------
11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON 901,961 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.2%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

                                            PAGE 3 OF 4 PAGES


Item 1.        Security and Issuer.
               --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.        Purpose of Transaction.
               -----------------------
      Item 4 of the Statement is hereby amended to add the following:

      "At the request of GC, representatives of the Company and GC met on April 7, 2000. At the meeting, GC proposed that, as the holder of a majority of the outstanding voting stock of the Company (approximately 57.5%), the Board of Directors of the Company be reconstituted to reflect its ownership position; GC invited members of the then-current Board of Directors to maintain a minority position on the Board. The Directors of the Company agreed that the Board would be reconstituted, as soon as practicable, such that a majority of its members would be comprised of representatives of GC.

      Together with the Company's current management, GC intends to actively participate in the affairs of the Company in order to maximize value to all shareholders."

                                              PAGE 4 OF 4 PAGES


Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                         G.C. Associates Holdings Corp.



                         By: /s/  David T.Kettig
                            --------------------------------
                                  David T. Kettig, Secretary



April 10, 2000